                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____ )*

                        Digital Generation Systems, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  253921 10 0
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert C. Bensky
                       c/o Technology Crossover Ventures
                 56 Main Street, Suite 210, Millburn, NJ 07041
                                 (973) 467-5320
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 26, 1997
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0          SCHEDULE 13D             PAGE 2 OF 29 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Technology Crossover Ventures, L.P.
      See Item 2 for identification of General Partner
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                  395,374 (A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                      0 (A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                   395,374 (A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                                      0 (A)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                395,374 (A)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                            [X]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                       3.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

- ------------------------------------------------------------------------------
(A) Excludes an aggregate of 597,083 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. Includes 262,128 shares of Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 3 OF 29 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Technology Crossover Ventures, C.V.
      See Item 2 for a list of General Partners
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)                                                           [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Netherlands Antilles

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                              31,312(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                 0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                               31,312(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                                 0(A)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                            31,312(A)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [X]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                0.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

- ------------------------------------------------------------------------------

(A) Excludes an aggregate of 961,145 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. Includes 20,758 shares of Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 4 OF 29 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Technology Crossover Management, L.L.C.
      See Item 2 for list of Managing Members
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5
      2(d) OR 2(e)                                                           [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                            426,686(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                             426,686(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                                0(A)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                          426,686(A)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12
      (SEE INSTRUCTIONS)


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                               3.3%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      OO

- ------------------------------------------------------------------------------

(A) Excludes an aggregate of 565,771 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. Includes 282,886 shares of Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 5 OF 29 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Technology Crossover Ventures II, L.P.
      See Item 2 for identification of General Partner
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                  270,650(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                      0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                   270,650(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                                      0(A)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                270,650(A)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [X]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

- ------------------------------------------------------------------------------

(A) Excludes an aggregate of 721,807 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. The 270,650 shares represent Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 6 OF 29 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      TCV II (Q), L.P.
      See Item 2 for identification of General Partner
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                  208,079(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                      0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                   208,079(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                                      0(A)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                208,079(A)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [X]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                      1.6%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

- ------------------------------------------------------------------------------

(A) Excludes an aggregate of 784,378 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. The 208,079 shares represent Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 7 OF 29 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      TCV II Strategic Partners, L.P.
      See Item 2 for identification of General Partner
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                  36,927(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                     0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                   36,927(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                                     0(A)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                36,927(A)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [X]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

- ------------------------------------------------------------------------------

(A) Excludes an aggregate of 955,530 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. The 36,927 shares represent Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 8 OF 29 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Technology Crossover Ventures II, C.V.
      See Item 2 for a list of General Partners
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Netherlands Antilles

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                  41,323(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                     0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                   41,323(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                                     0(A)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                41,323(A)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [X]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                     0.3%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

- ------------------------------------------------------------------------------

(A) Excludes an aggregate of 951,134 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. The 41,323 shares represent Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 9 OF 29 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      TCV II, V.O.F.
      See Item 2 for list of Managing General Partners
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Netherlands Antilles

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                  8,792(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                    0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                   8,792(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                                    0(A)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                8,792(A)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [X]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                    0.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

- ------------------------------------------------------------------------------


(A) Excludes an aggregate of 983,665 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. The 8,792 shares represent Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 10 OF 29 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Technology Crossover Management II, L.L.C.
      See Item 2 for list of Mananging Members
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                  565,771(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                      0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                   565,771(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                                      0(A)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                565,771(A)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [X]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.4%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      OO

- ------------------------------------------------------------------------------


(A) Excludes an aggregate of 426,686 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. The 565,771 shares represent Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 11 OF 29 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON  Jay C. Hoag
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5
      2(d) OR 2(e)                                                           [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S. Citizen

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                               0(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                       992,457(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                          992,457(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                             0(A)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                       992,457(A)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
12    (SEE INSTRUCTIONS)


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                            7.7%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN

- ------------------------------------------------------------------------------

(A) Includes 848,657 shares of Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 12 OF 29 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON  Richard H. Kimball
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)



- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)                                                           [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S. Citizen

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                               0(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                       992,457(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                          992,457(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                             0(A)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                       992,457(A)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12    (SEE INSTRUCTIONS)


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                            7.7%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN

- ------------------------------------------------------------------------------

(A) Includes 848,657 shares of Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 13 OF 29 PAGES
- -----------------------                                  ---------------------

  Item 1.
            Security and Issuer.
            -------------------

  The title of the class of securities to which this Schedule 13D relates is Common Stock ("Common Stock") of Digital Generation Systems, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 875 Battery Street, 2nd Floor, San Francisco, CA 94111.

  Item 2.
            Identity and Background.
            -----------------------

  Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together, the "Filing Persons") and, in addition, each of such person's managing partners or managing members, as the case may be, and, if applicable, the persons controlling such managing partners or managing members (such additional persons, together with the Filing Persons, the "Item 2 Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship (if individual) or jurisdiction of organization (if entity).

I.

a) Technology Crossover Ventures, L.P., a Delaware limited partnership ("TCV I, L.P."). The General Partner of TCV I, L.P. is Technology Crossover Management, L.L.C., a Delaware limited liability company ("TCM I"). The sole Managing Members of TCM I are Jay C. Hoag ("Hoag") and Richard H. Kimball ("Kimball").
b)  575 High Street, Suite 400, Palo Alto, CA 94301
c)  TCV I, L.P. is an investment fund.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Delaware

II.

a) Technology Crossover Ventures, C.V., a Netherlands Antilles limited partnership ("TCV I, C.V."). The General Partners of TCV I, C.V. are TCM I and Technology Crossover Administrator, N.V., a Netherlands Antilles corporation ("TCA I"). TCA I is ultimately controlled by Hoag and Kimball.
b)  Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
c)  TCV I, C.V. is an investment fund.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Netherlands Antilles

III.

a) Technology Crossover Management, L.L.C., a Delaware limited liability company.
b)  575 High Street, Suite 400, Palo Alto, CA 94301
c)  TCM I is an investment fund manager.

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 14 OF 29 PAGES
- -----------------------                                  ---------------------

d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Delaware

IV.

a) Technology Crossover Administrator, N.V., a Netherlands Antilles corporation.
b)  Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
c)  TCA I is the Administrative General Partner of TCV I, C.V.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Netherlands Antilles

V.

a) Technology Crossover Ventures II, L.P., a Delaware limited partnership ("TCV II, L.P."). The General Partner of TCV II, L.P. is Technology Crossover Management II, L.L.C., a Delaware limited liability company ("TCM II"). The sole Managing Members of TCM II are Hoag and Kimball.
b)  575 High Street, Suite 400, Palo Alto, CA 94301
c)  TCV II, L.P. is an investment fund.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Delaware

VI.

a) TCV II (Q), L.P., a Delaware limited partnership ("TCV II (Q)"). The General Partner of TCV II (Q) is TCM II.
b)  575 High Street, Suite 400, Palo Alto, CA 94301
c)  TCV II (Q) is an investment fund.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Delaware

VII.

a) TCV II Strategic Partners, L.P., a Delaware limited partnership ("TCV II Strategic Partners"). The General Partner of TCV II Strategic Partners is TCM II.
b)  575 High Street, Suite 400, Palo Alto, CA 94301
c)  TCV II Strategic Partners is an investment fund.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Delaware

VIII.

a) Technology Crossover Ventures II, C.V., a Netherlands Antilles limited partnership ("TCV II, C.V."). The General Partners of TCV II, C.V. are TCM II and Technology Crossover Administrator II, N.V., a Netherlands Antilles corporation ("TCA II"). TCA II is ultimately controlled by Hoag and Kimball.
b)  Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
c)  TCV II, C.V. is an investment fund.
d)  No criminal convictions(1)

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 15 OF 29 PAGES
- -----------------------                                  ---------------------

e)  No adverse civil judgments for violations of securities laws(1)
f)  Netherlands Antilles

IX.

a) TCV II, V.O.F., a Netherlands Antilles general partnership ("TCV II, V.O.F."). The Managing General Partners of TCV II, V.O.F. are TCM II and TCA II.
b)  Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
c)  TCV II, V.O.F. is an investment fund.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Netherlands Antilles

X.

a) Technology Crossover Management II, L.L.C., a Delaware limited liability company.
b)  575 High Street, Suite 400, Palo Alto, CA 94301
c)  TCM II is an investment fund manager.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Delaware

XI.

a) Technology Crossover Administrator II, N.V., a Netherlands Antilles corporation.
b)  Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
c)  TCA II is the Administrative General Partner of TCV II, C.V. and TCV II,
    V.O.F.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Netherlands Antilles

XII.

a)  Jay C. Hoag
b)  575 High Street, Suite 400, Palo Alto, CA 94301
c)  Hoag is a Managing Member of both TCM I and TCM II.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Citizen of the United States of America

XIII.

a)  Richard H. Kimball
b)  575 High Street, Suite 400, Palo Alto, CA 94301
c)  Kimball is a Managing Member of both TCM I and TCM II.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Citizen of the United States of America

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 16 OF 29 PAGES
- -----------------------                                  ---------------------

__________________________

  (1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Item 3.

       Source and Amount of Funds or Other Consideration.
       -------------------------------------------------

  All of the securities of the Issuer disclosed on the cover pages to this
Schedule 13D are held of record by the entities listed below. The source of funds used in the acquisition of such securities, in each case, was the general working capital of such entities. Such working capital was contributed by such entities' respective partners.

                               Aggregate                       Weighted
                               Number of     Aggregate         Average
           Holder              Shares(1)    Amount Paid    Price Per Share
- ----------------------------   ----------   ------------   ----------------

TCV I, L.P.                       395,374     $1,984,662              $5.02
TCV I, C.V.                        31,312     $  157,184              $5.02
TCV II, V.O.F.                      8,792     $   31,080              $3.54
TCV II, L.P.                      270,650     $  956,748              $3.54
TCV II (Q)                        208,079     $  735,559              $3.54
TCV II Strategic Partners          36,927     $  130,537              $3.54
TCV II, C.V.                       41,323     $  146,077              $3.54
Totals                            992,457     $4,141,847              $4.17

- ------------------------------------------
(1) Includes both open market purchases of Common Stock and Series A Convertible Preferred Stock purchased from the Issuer in a private placement transaction.

  Item 4.

       Purpose of Transaction.
       ----------------------

  The purchases of the Series A Preferred Stock by the Item 2 Persons were made pursuant to a Preferred Stock Purchase Agreement, dated as of dated as of July 14, 1997, as amended by Amendment to Preferred Stock Purchase Agreement dated as of July 23, 1997 (as so amended, the "Series A Agreement"). The acquisitions of the shares of the Issuer's Common Stock and Series A Preferred Stock that are the subject of this filing were made for the purpose of investment and not with a view to distribution of the shares or with a view toward acquiring control of the Issuer. The Item 2 Persons with the power to do so may sell, or cause to be sold, all or part of such shares or acquire, or cause to be acquired, additional securities of the Issuer depending on market conditions and other economic factors.

  Except as described above, no reporting person has any current plans or proposals that relate to or would result in:

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 17 OF 29 PAGES
- -----------------------                                  ---------------------

  a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

  b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

  c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  e. Any material change in the present capitalization or dividend policy of the Issuer;

  f. Any other material change in the Issuer's business or corporate structure;

  g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

  h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

  j. Any action similar to any of those enumerated above.

Item 5.

     Interest in Securities of the Issuer.
     ------------------------------------

  (a) and (b) Except to the extent otherwise expressly stated herein, this
Schedule 13D shall not be construed as an admission that any Item 2 Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13D. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by each Item 2 Person are as follows:

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 18 OF 29 PAGES
- -----------------------                                  ---------------------


                       Common Stock
                       Beneficially                                  Dispositive
   Item 2 Person          Owned       % of Class(1)   Voting Power      Power
- --------------------   -------------  -------------   ------------   -----------
TCV I, L.P. (2)              395,374          3.1%     sole           sole
TCV I, C.V. (2)               31,312          0.2%     sole           sole
TCM I                        426,686          3.3%     sole           sole
TCA I                              0            0%     N/A            N/A
TCV II, L.P. (3)             270,650          2.1%     sole           sole
TCV II (Q)  (3)              208,079          1.6%     sole           sole
TCV II Strategic              36,927          0.3%     sole           sole
 Partners  (3)
TCV II, C.V. (3)              41,323          0.3%     sole           sole
TCV II, V.O.F.(3)              8,792          0.1%     sole           sole
TCM II                       565,771          4.4%     sole           sole
TCA II                             0            0%     N/A            N/A
Hoag (4)                     992,457          7.7%     shared         sole
Kimball (4)                  992,457          7.7%     shared         sole

__________________

     (1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 12,099,825 shares of Common Stock of the Company outstanding as of July 31, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997, and on the shares of Series A Convertible Preferred Stock of the Company beneficially owned by the listed Item 2 Persons which have been included on an as-converted to Common Stock basis.

     (2) Each noted entity (together, the "TCV I Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM I, as sole General Partner of TCV I, L.P. and as Investment General Partner of TCV I, C.V., may also be deemed to have sole voting and investment power with respect to such securities. TCM I disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

     (3) Each noted entity (together, the "TCV II Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM II, as sole General Partner of TCV II, L.P., TCV II (Q) and TCV II Strategic Partners and as Investment General Partner of TCV II, C.V. and TCV II, V.O.F., may also be deemed to have sole voting and investment power with respect to such

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 19 OF 29 PAGES
- -----------------------                                  ---------------------
     securities. TCM II disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

     (4)
     Under the operating agreements of both TCM I and TCM II, Hoag and Kimball have the independent power to cause the funds managed by such entities to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, Hoag and Kimball may also be deemed to have sole dispositive power and shared voting power with respect to the securities held by the TCV I Funds and the TCV II Funds. Hoag and Kimball disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

  (c) The following is a list of all transactions in the Issuer's securities by the Item 2 Persons effected during the past sixty days. All of such transactions were purchases from the Issuer in private placement transactions.

                                                     Aggregate Percentage Ownership
                                                     ------------------------------
                                            Price     of All Item 2 Persons After
                                            -----     ---------------------------
                                 Shares      Per     Transactions Effected on Date
                                 ------      ---     -----------------------------
Purchaser              Date     Purchased   Share                 Listed
- ----------             -----    ---------   -----               ----------
TCV I, L.P.           7-24-97     106,555    $3.54                 4.0%(1)
TCV I, C.V.           7-24-97       8,438    $3.54                 4.0%(1)
TCV II, V.O.F.        7-24-97       3,574    $3.54                 4.0%(1)
TCV II, L.P.          7-24-97     110,019    $3.54                 4.0%(1)
TCV II (Q)            7-24-97      84,584    $3.54                 4.0%(1)
TCV II Strategic      7-24-97      15,011    $3.54                 4.0%(1)
 Partners
TCV II, C.V.          7-24-97      16,798    $3.54                 4.0%(1)
TCV I, L.P.           8-26-97     155,573    $3.54                 7.7%(2)
TCV I, C.V.           8-26-97      12,320    $3.54                 7.7%(2)
TCV II, V.O.F.        8-26-97       5,218    $3.54                 7.7%(2)
TCV II, L.P.          8-26-97     160,631    $3.54                 7.7%(2)
TCV II (Q)            8-26-97     123,495    $3.54                 7.7%(2)
TCV II Strategic      8-26-97      21,916    $3.54                 7.7%(2)
 Partners
TCV II, C.V.          8-26-97      24,525    $3.54                 7.7%(2)

___________________________________
    (1)
         This percentage is based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 11,731,157 shares of Common Stock of

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 20 OF 29 PAGES
- -----------------------                                  ---------------------

  the Company outstanding as of April 30, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997, and on the shares of Series A Convertible Preferred Stock of the Company beneficially owned by the listed Item 2 Persons which have been included on an as-converted to Common Stock basis.

(2)
    This percentage is based, pursuant to Rule 13d-(e) of the Securities Exchange Act of 1934, on the 12,099,825 shares of Common Stock of the Company outstanding as of July 31, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997, and on the shares of Series A Convertible Preferred Stock of the Company beneficially owned by the listed
Item 2 Persons which have been included on an as-converted to Common Stock basis.

(d)  Inapplicable.

(e)  Inapplicable.

     Item 6.

        Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
     Securities of the Issuer.
     ------------------------

     Pursuant to the Series A Agreement, so long as the purchasers of the Series A Preferred Stock own 10% of the total outstanding stock of the Issuer (as calculated pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended), the Issuer agrees to take necessary action to cause a designee of the holders of Series A Preferred Stock to be nominated, and to use its best efforts to cause such designee to be elected, to the Board of Directors. In addition, some of the Item 2 Persons have rights to acquire future privately offered equity securities of the Issuer as described in
Section 4.8 of the Series A Purchase Agreement. The description herein of the Series A Purchase Agreement is qualified in its entirety by reference to such agreements. Except as set forth herein, there are no contracts, arrangements or understandings among any of the Item 2 Persons made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

     Under the terms of the respective Partnership Agreements of the TCV I Funds, TCM I possesses the power to manage the investment activities of the TCV I Funds, including the power to direct the voting and direct the disposition of the Common Stock of the Issuer. Under the terms of the respective Partnership Agreements of the TCV II Funds, TCM II possesses the power to manage the investment activities of the TCV II Funds, including the power to direct the voting and disposition of the Common Stock of the Issuer. Under the Operating Agreements of TCM I and TCM II, Hoag and Kimball (the sole Managing Members of each of such entities) possess the power to cause TCM I and TCM II to exercise such voting and dispositive power with respect to the securities of the Issuer held by the TCV I Funds and the TCV II Funds.

  Item 7.

        Material to be Filed as Exhibits.
        --------------------------------

     The following exhibits are attached hereto or incorporated herein by reference:

     Exhibit A:   Statement Appointing Designated Filer and Authorized Signer

     Exhibit B:   Preferred Stock Purchase Agreement by and among Digital
                  Generation Systems, Inc. and the parties named therein, dated as of July 14, 1997.*

     Exhibit C:   Amendment to Preferred Stock Purchase Agreement, dated as of
                  July 23, 1997.*

*   These documents were filed with the Commission by the Issuer as Exhibits
2.2 and 2.3 to its Current Report on Form 8-K filed on August 1, 1997 and are incorporated herein by reference.

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0          SCHEDULE 13D             PAGE 21 OF 29 PAGES
- -----------------------                                  ---------------------
                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 5, 1997

TECHNOLOGY CROSSOVER VENTURES, L.P.,
a Delaware Limited Partnership

By:   /s/ Robert C. Bensky
    ---------------------------------------
    Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES, C.V.,
a Netherlands Antilles Limited Partnership

By:   /s/ Robert C. Bensky
    ---------------------------------------
    Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT, L.L.C., a Delaware Limited Liability Company

By:   /s/ Robert C. Bensky
    ---------------------------------------
    Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, L.P.,
a Delaware Limited Partnership

By:   /s/ Robert C. Bensky
    ---------------------------------------
    Robert C. Bensky, Authorized Signatory

TCV II (Q), L.P.,
a Delaware Limited Partnership

By:  /s/ Robert C. Bensky
    ---------------------------------------
    Robert C. Bensky, Authorized Signatory

TCV II STRATEGIC PARTNERS, L.P.,
a Delaware Limited Partnership

By:   /s/ Robert C. Bensky
    ---------------------------------------
    Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, C.V.,
a Netherlands Antilles Limited Partnership

By:   /s/ Robert C. Bensky
    ---------------------------------------
    Robert C. Bensky, Authorized Signatory

TCV II, V.O.F.,
a Netherlands Antilles General Partnership

By:   /s/ Robert C. Bensky
    ---------------------------------------
    Robert C. Bensky, Authorized Signatory

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 21 OF 29 PAGES
- -----------------------                                  ---------------------

TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C., a Delaware Limited Liability Company

By:   /s/ Robert C. Bensky
    ---------------------------------------
    Robert C. Bensky, Authorized Signatory

Jay C. Hoag

By:   /s/ Robert C. Bensky
    ---------------------------------------
    Robert C. Bensky, Authorized Signatory

Richard H. Kimball

By:   /s/ Robert C. Bensky
    ---------------------------------------
    Robert C. Bensky, Authorized Signatory

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0           SCHEDULE 13D            PAGE 23 OF 29 PAGES
- -----------------------                                  ---------------------

                                   EXHIBIT A

          STATEMENT APPOINTING DESIGNATED FILER AND AUTHORIZED SIGNER


     Each of the undersigned entities and individuals (collectively, the "Reporting Persons") hereby designates the entity listed in Column II of Exhibit
                                                                         -------
A hereto, or such other person or entity as is designated in writing by Robert
- -
C. Bensky (any such entity is referred to as the "Designated Filer") as the beneficial owner to make filings of Schedules 13D and 13G (and any amendments thereto) pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and of Forms 3, 4 and 5 (and any amendments thereto) pursuant to
Section 16(a) of the Exchange Act (collectively, the "Reports") with respect to the securities of the entities listed in Column I of Exhibit A hereto and with
                                                     ---------
respect to the securities of any other entity whose securities are now, or hereafter become, publicly traded and whose securities are beneficially owned (directly or indirectly) both by such Reporting Person and by such Designated Filer (collectively, the "Companies").

     Each Reporting Person hereby further authorizes and designates ROBERT C. BENSKY (the "Authorized Signatory") to execute and file on behalf of such Reporting Person the Reports with respect to the securities of the Companies, including all Schedules 13D and 13G and Forms 3, 4 and 5, and any amendments thereto, that such Reporting Person may be required to file with the United States Securities and Exchange Commission as a result of such Reporting Person's ownership of, or transactions in securities of the Companies.

     The authority of the Designated Filer and the Authorized Signatory under this document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file Schedules 13D or 13G or Forms 3, 4 and 5 with respect to the Reporting Person's ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person's responsibilities to comply with Section 13(d) or Section 16 of the Exchange Act.


Date: September 5, 1997                 TECHNOLOGY CROSSOVER MANAGEMENT, L.L.C.,
                                        a Delaware Limited Liability Company

                                        By:  /s/ Jay C. Hoag
                                           -------------------------------
                                            Jay C. Hoag, Managing Member

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0          SCHEDULE 13D              PAGE 2 OF 29 PAGES
- -----------------------                                  ---------------------

Date: September 5, 1997        TECHNOLOGY CROSSOVER VENTURES, L.P.,
                               a Delaware Limited Partnership

                               By: Technology Crossover Management, L.L.C.
                                   a Delaware Limited Liability Company
                                   Its General Partner

                               By: /s/ Jay C. Hoag
                                   ------------------------------------------
                                   Jay C. Hoag, Managing Member

Date: September 5, 1997        TECHNOLOGY CROSSOVER VENTURES, C.V.,
                               a Netherlands Antilles Limited Partnership

                               By: Technology Crossover Management, L.L.C.
                                   a Delaware Limited Liability Company
                                   Its Investment General Partner

                               By: /s/ Jay C. Hoag
                                   ------------------------------------------
                                   Jay C. Hoag, Managing Member

                               And By: Technology Crossover
                                       Administrator, N.V.
                                       a Netherlands Antilles Corporation
                                       Its Administrative General Partner

                               By: /s/ ABN AMRO Trust Company (Curacao) N.V.
                                   ------------------------------------------
                                   ABN AMRO Trust Company (Curacao) N.V.
                                   Managing Director

Date: September 5, 1997        TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C.,
                               a Delaware Limited Liability Company

                               By: /s/ Jay C. Hoag
                                   ------------------------------------------
                                   Jay C. Hoag, Managing Member

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0          SCHEDULE 13D             PAGE 2 OF 29 PAGES
- -----------------------                                  ---------------------


Date: September 5, 1997        TECHNOLOGY CROSSOVER VENTURES II, L.P.,
                               a Delaware Limited Partnership

                               By: Technology Crossover Management II, L.L.C.
                                   a Delaware Limited Liability Company
                                   Its General Partner

                               By: /s/ Jay C. Hoag
                                   ------------------------------------------
                                   Jay C. Hoag, Managing Member

Date: September 5, 1997        TCV II (Q), L.P.,
                               a Delaware Limited Partnership

                               By: Technology Crossover Management II, L.L.C.
                                   a Delaware Limited Liability Company
                                   Its General Partner

                               By: /s/ Jay C. Hoag
                                   ------------------------------------------
                                   Jay C. Hoag, Managing Member

Date: September 5, 1997        TCV II STRATEGIC PARTNERS, L.P.,
                               a Delaware Limited Partnership

                               By: Technology Crossover Management II, L.L.C.
                                   a Delaware Limited Liability Company
                                   Its General Partner

                               By:  /s/ Jay C. Hoag
                                   ------------------------------------------
                                   Jay C. Hoag, Managing Member

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 26 OF 29 PAGES
- -----------------------                                  ---------------------

Date: September 5, 1997           TECHNOLOGY CROSSOVER VENTURES II, C.V.,
                                  a Netherlands Antilles Limited
                                  Partnership

                                  By: Technology Crossover Management II, L.L.C.
                                      a Delaware Limited Liability Company
                                      Its Investment General Partner

                                  By:  /s/ Jay C. Hoag
                                      ---------------------------------
                                  Jay C. Hoag, Managing Member

                                  And By: Technology Crossover
                                          Administrator II, N.V.
                                          a Netherlands Antilles Corporation
                                          Its Administrative General Partner

                                  By:  /s/ ABN AMRO Trust Company (Curacao) N.V.
                                  ----------------------------------------------
                                  ABN AMRO Trust Company (Curacao) N.V.
                                  Managing Director

Date: September 5, 1997           TCV II, V.O.F.,
                                  a Netherlands Antilles General Partnership

                                  By: Technology Crossover Management II, L.L.C.
                                      a Delaware Limited Liability Company
                                      Its Investment General Partner

                                  By:  /s/ Jay C. Hoag
                                      ------------------------------------------
                                       Jay C. Hoag, Managing Member


                                  And By: Technology Crossover
                                          --------------------------------------
                                          Administrator II, N.V.
                                          --------------------------------------
                                          a Netherlands Antilles Corporation
                                          Its Administrative General Partner


                                 By:  /s/ ABN AMRO Trust Company (Curacao) N.V.
                                     -------------------------------------------
                                 ABN AMRO Trust Company (Curacao) N.V.
                                 Managing Director


Date: September 5, 1997          /s/ Robert C. Bensky
                                 -----------------------------------------------
                                 Robert C. Bensky

Date: September 5, 1997          /s/ Jay C. Hoag
                                 -----------------------------------------------
                                 Jay C. Hoag

- -----------------------                                  ---------------------
  CUSIP NO. 253921 10 0        SCHEDULE 13D               PAGE 27 OF 29 PAGES
- -----------------------                                  ---------------------

Date: September 5, 1997           /s/ Richard H. Kimball
                                  ----------------------------------------------
                                  Richard H. Kimball

Date: September 5, 1997           /s/ Andrew B. Sessions
                                  ----------------------------------------------
                                  Andrew B. Sessions

Date: September 5, 1997           /s/ Marc S. Tesler
                                  ----------------------------------------------
                                  Marc S. Tesler

                                 SCHEDULE 13D

- ------------------------------------------------------------------------------
  CUSIP NO. 253921 10 0                                   PAGE 28 OF 29 PAGES
- ------------------------------------------------------------------------------

                                   EXHIBIT A

Column I                               Column II               Persons/Entities on Whose Behalf
- --------                               ---------               --------------------------------
Publicly Traded Company                Designated Filer        the Designated Filer May Act
- -----------------------                ----------------        ----------------------------
MemberWorks Incorporated               Technology              Technology Crossover Management, L.L.C.
                                       Crossover               Technology Crossover Ventures, L.P.
                                       Management II,          Technology Crossover Ventures, C.V.
                                       L.L.C.                  Technology Crossover Management II, L.L.C.
                                                               Technology Crossover Ventures II, L.P.
                                                               TCV II (Q), L.P.
                                                               TCV II Strategic Partners, L.P.
                                                               Technology Crossover Ventures II, C.V.
                                                               TCV II, V.O.F.
                                                               Robert C. Bensky
                                                               Jay C. Hoag
                                                               Richard H. Kimball
                                                               Andrew B. Sessions
                                                               Marc S. Tesler



Claremont Technology Group, Inc.       Technology              Technology Crossover Management, L.L.C.
                                       Crossover               Technology Crossover Ventures, L.P.
                                       Management II,          Technology Crossover Ventures, C.V.
                                       L.L.C.                  Technology Crossover Management II, L.L.C.
                                                               Technology Crossover Ventures II, L.P.
                                                               TCV II (Q), L.P.
                                                               TCV II Strategic Partners, L.P.
                                                               Technology Crossover Ventures II, C.V.
                                                               TCV II, V.O.F.
                                                               Robert C. Bensky
                                                               Jay C. Hoag
                                                               Richard H. Kimball
                                                               Andrew B. Sessions
                                                               Marc S. Tesler

                                 SCHEDULE 13D

- ------------------------------------------------------------------------------
 CUSIP NO. 253921 10 0                                    PAGE 29 OF 29 PAGES
- ------------------------------------------------------------------------------

Column I                                Column II              Persons/Entities on Whose Behalf
- --------                                ---------              --------------------------------
Publicly Traded Company                 Designated Filer       the Designated Filer May Act
- ------------------------                ----------------       ----------------------------

Digital Generation Systems, Inc.        Technology             Technology Crossover Management, L.L.C.
                                        Crossover              Technology Crossover Ventures, L.P.
                                        Management II,         Technology Crossover Ventures, C.V.
                                        L.L.C.                 Technology Crossover Management II, L.L.C.
                                                               Technology Crossover Ventures II, L.P.
                                                               TCV II (Q), L.P.
                                                               TCV II Strategic Partners, L.P.
                                                               Technology Crossover Ventures II, C.V.
                                                               TCV II, V.O.F.
                                                               Robert C. Bensky
                                                               Jay C. Hoag
                                                               Richard H. Kimball
                                                               Andrew B. Sessions
                                                               Marc S. Tesler

                                      29